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                          March 17, 2023

       Jane Hunter
       Chief Executive Officer
       Tritium DCFC Ltd
       48 Miller Street
       Murarrie, QLD 4172
       Australia

                                                        Re: Tritium DCFC Ltd
                                                            Registration
Statement on Form F-3
                                                            Filed March 10,
2023
                                                            File No. 333-270436

       Dear Jane Hunter:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Gregory
Herbers at 202-551-8028 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              Christopher Lueking